Exhibit (a)(5)(i)

STATE OF INDIANA	)	IN THE MARION SUPERIOR COURT
) SS:
COUNTY OF MARION	)	CAUSE NO.:

FRITZI ROSS, on behalf of herself and all	)
others similarly situated,	)
)
Plaintiff,	) )
v.	)
)
JEFFREY H. SMULYAN, SUSAN B. BAYH,	)
GARY L. KASEFF, RICHARD A. LEVENTHAL,	)
PETER A. LUND, GREG A. NATHANSON,	)
LAWRENCE B. SORREL, PATRICK M. WALSH, EMMIS COMMUNICATIONS CORPORATION, JS ACQUISITION, INC., and ALDEN GLOBAL CAPITAL, Defendants.	) ) ) ) ) ) )

CLASS ACTION COMPLAINT AND JURY DEMAND
     Plaintiff Fritzi Ross (hereafter, “Plaintiff”) brings this action on behalf of herself and all similarly situated shareholders of Emmis Communications Corporation (NASDAQ: EMMS) (hereafter, “Emmis” or the “Company”) for breach of fiduciary duty and other violations, arising out of the Letter of Intent entered into by JS Acquisition, Inc. (“JS Acquisition”) and Alden Global Capital (“Alden”) pursuant to which JS Acquisition will acquire all shares of Emmis Class A Common and Preferred Stock (“Proposed Transaction”). The allegations of the Complaint are based on the personal knowledge of Plaintiff as to herself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein.
PRELIMINARY STATEMENT
     1. On April 26, 2010, JS Acquisition and Alden jointly announced that they had entered into a Letter of Intent pursuant to which JS Acquisition intends to purchase all shares of Class A common stock of Emmis (excluding shares owned by JS Acquisition, Jeffrey H. Smulyan (“Smulyan”) and his affiliates) at a price per share of $2.40, 10 cents higher than Emmis’s closing price of $2.30 on April 23, 2010.
     2. The Letter of Intent also contemplates an offer to exchange all of the outstanding shares of preferred stock of Emmis (the “Preferred Stock”) for newly-issued 12% senior subordinated notes due 2017 of Emmis (the “Debt”) with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Stock. The consideration offered for the Preferred Stock represents a 73% premium over the 30-trading day average closing price of the Preferred Stock and a 133% premium over the 180-trading day average closing price of the Preferred Stock.
     3. This offer is about an 84% discount on the previous offer in May 2006 when defendant Smulyan offered to acquire all shares of Emmis for $15.25 per share in a deal that valued the Company at $567 million.
     4. Upon completion of the Proposed Transaction, defendant Smulyan will hold substantially all of a new class of voting common stock of Emmis and defendant Smulyan and his affiliates will hold all of the outstanding common stock of JS Acquisition. JS Acquisition will own all of a new class of non-voting common stock of Emmis that will represent substantially all of the outstanding equity value of Emmis. Alden has agreed to purchase $80 million principal amount of Series A Convertible Redeemable PIK Preferred Stock of JS Acquisition and will receive nominally-priced warrants in connection therewith.
5.	As a result of the foregoing, and as detailed herein, Emmis’s Board of

Directors breached their fiduciary duties to Plaintiff and Emmis’s other shareholders that existed as a result of the confidence and trust reposed in Defendants during the price negotiation, their ability to affect significantly the financial interests of the shareholders, and the inherent conflict of interest that arises between the Board members and Emmis’s shareholders in this Proposed Transaction. In the event Defendants do not cure these fiduciary breaches in response to the claims and allegations set forth herein, Plaintiff respectfully submits that the Proposed Transaction should be enjoined, and/or damages should be awarded to the proposed Class.
PARTIES
     6. Plaintiff Fritzi Ross is a shareholder of Emmis and has been a shareholder of Emmis at all material times alleged in this complaint, and will continue to be a shareholder of Emmis through the conclusion of this litigation.
     7. Defendant Emmis Communications Corporation (“Emmis” or “Company”) is an Indiana corporation with its principal place of business at One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204. Emmis is a diversified media company, principally focused on radio broadcasting. Emmis operates the 8th largest publicly traded radio portfolio in the United States based on total listeners. As of February 28, 2009, Emmis owns and operates seven FM radio stations serving the nation’s top three markets — New York, Los Angeles and Chicago. Additionally, Emmis owns and operates fourteen FM and two AM radio stations with strong positions in St. Louis, Austin, Indianapolis and Terre Haute, IN. Emmis’s stock trades on the NASDAQ.
     8. Defendant Alden Global Capital (“Alden”) is a New York, New York private asset management company with over $3 billion under management. Alden is a 42%

shareholder of Emmis’s Preferred Stock. Alden is a division of Smith Management LLC, located at 885 Third Avenue, 34th Floor, New York, NY 10022.
     9. Defendant JS Acquisition, Inc. (“JS Acquisition”) is an entity created by defendant Smulyan to complete the Proposed Transaction. JS Acquisition is located at One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204.
     10. Emmis, Alden, and JS Acquisition are sometimes referred to as “Corporate Defendants.”
     11. Defendant Jeffrey H. Smulyan (“Smulyan”) is the Company’s Chairman of the Board of Directors, President, and the Chief Financial Officer.
     12. Defendant Susan B. Bayh (“Bayh”) is an Emmis director.
     13. Defendant Gary L. Kaseff (“Kaseff’) is an Emmis director.
     14. Defendant Richard A. Leventhal (“Leventhal”) is an Emmis director.
     15. Defendant Peter A. Lund (“Lund”) is an Emmis director.
     16. Defendant Greg A. Nathanson is an Emmis director.
     17. Defendant Lawrence B. Sorrel is an Emmis director.
     18. Defendant Patrick M. Walsh is the Company’s Executive Vice President, Chief Financial Officer, Chief Operating Officer, and a director.
     19. Defendants named in paragraphs 11 through 18 are referred to herein as the “Individual Defendants,” the “Board” or “Director Defendants.” Each of the Individual Defendants is subject to service at Emmis’s principal place of business in the state of Indiana at Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204.
     20. By reason of their positions as officers and/or directors of the Company, the Individual Defendants, having decided that Emmis is for sale, owe fiduciary duties to

Plaintiff and the other public shareholders of Emmis, including a duty to maximize the value Plaintiff and the other public shareholders receive for their shares, a duty of disclosure requiring them to disclose to Plaintiff and the members of the Class all material information necessary to allow Plaintiff and the members of the Class to make an informed decision whether or not to cast their votes in favor of the Proposed Transaction as well as duties of good faith, loyalty and due care, as set forth in further detail herein.
THE PROPOSED TRANSACTION
     21. In May 2006, defendant Smulyan made an offer to acquire all shares of Emmis for $15.25 per share in a deal that valued the Company at $567 million. The deal was called off a few months later after defendant Smulyan could not agree on the terms with the Board.
     22. On April 26, 2010, JS Acquisition and Alden jointly announced that they had entered into a Letter of Intent pursuant to which JS Acquisition intends to purchase all shares of Class A common stock of Emmis (excluding shares owned by JS Acquisition, Mr. Jeffrey H. Smulyan and his affiliates) at a price per share of $2.40 (“Press Release”). The Letter of Intent was filed with the Securities and Exchange Commission on April 26, 2010.
     23. The consideration offered for Emmis’s Class A common stock represents a 74% premium over the 30-trading day average closing price of the Class A Common Stock and a 118% premium over the 180-trading day average closing price of the Class A Common Stock.
     24. Further, according to the Press Release, the Letter of Intent also contemplated an offer to exchange all of the outstanding shares of Preferred Stock of Emmis for newly-issued 12% senior subordinated notes due 2017 of Emmis with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Stock. The consideration offered for the Preferred Stock represents a 73% premium over the 30-trading day average closing price of the Preferred Stock and a 133% premium over the 180-trading day average closing price of the Preferred Stock.
     25. Additionally, according to the Press Release:
[E]xchanging holders will be required to consent to (i) eliminate Section 11 of Exhibit A to Emmis’ Articles of Incorporation (providing for a Going Private Redemption), (ii) provide for the automatic conversion of the Preferred Stock upon a merger into that amount of consideration that would be paid to holders of shares of the Class A Common Stock into which the Preferred Stock was convertible immediately prior to the merger, and (iii) eliminate the right of the holders of the Preferred Stock to nominate directors to Emmis’ board of directors. Alden, which currently holds 42% of the Preferred Stock, has agreed to consent to such amendments and exchange its Preferred Stock for Debt.
     26. The Press Release also stated that upon completion of the Proposed Transaction:
Mr. Smulyan will hold substantially all of a new class of voting common stock of Emmis and Mr. Smulyan and his affiliates will hold all of the outstanding common stock of JS Acquisition. JS Acquisition will own all of a new class of non-voting common stock of Emmis that will represent substantially all of the outstanding equity value of Emmis. Alden has agreed to purchase $80 million principal amount of Series A Convertible Redeemable PIK Preferred Stock of JS Acquisition and will receive nominally-priced warrants in connection therewith.
     27. Finally, the Press Release stated that the completion of the Proposed Transaction was subject to certain conditions including:
(i) receipt of all required stockholder approval of the Transactions, (ii) the exchange of 66 2/3% of the Preferred Stock, (iii) the completion and effectiveness of the amendments to the terms of the Preferred Stock, (iv) the satisfaction of applicable regulatory requirements, (v) the Emmis board of directors waiving certain provisions of the Indiana Business Corporations Law and agreeing to submit any required merger directly to the Emmis stockholders for approval without the Board’s recommendation of the merger, (vi) the execution of definitive documentation, (vii) simultaneous completion of all parts of the Transactions and (vii) other customary conditions.
     28. Defendant Smulyan has tremendous control over the Proposed Transaction because he owns a special class of stock that has ten times the voting power of regular shares. As a result, his voting power is approximately seventy percent.
     29. Further, the terms of the Proposed Transaction also require that the Board submit the Proposed Transaction directly to Emmis’s shareholders without a recommendation and without seeking a fairness opinion. If the Board does so, defendant Smulyan’s votes alone would assure approval of the Proposed Transaction.
     30. According to an April 26, 2010 article in Indianapolis Business News, entitled “UPDATE: Emmis takeover deal unlikely to hit turbulence”:
A key party in the deal is Alden Global Capital, which owns 42 percent of the $140 million in Preferred Stock Emmis has outstanding. Alden has consented to exchange that stock for bonds due in 2017 paying a hefty 12 percent interest rate.
Emmis wants all preferred shareholders to make the same exchange, and needs approval from holders of two-thirds of those shares to move forward. With Alden already on board, it needs approval from holders of only another 24 percent of the shares.
The preferred shareholders would receive bonds reflecting only 60 percent of the face value of the preferred stock. But despite the haircut, many may come out well ahead on their investment. That’s because they likely were able to buy their shares at a huge discount since Emmis has been struggling and has failed to pay scheduled dividend payments on the stock for six consecutive quarters.
If the going-private transaction closes, Arden may end up with a substantial stake in the company. In Monday’s announcement, Emmis said Arden has agreed to buy $80 million of new preferred stock that is convertible into common stock. It also would receive warrants giving it the right to buy common stock in the future at a nominal price.
     31. The Letter of Intent also stated that:
Upon our entry into binding documentation regarding the Transaction, you will use all commercially reasonable efforts to cause a representative designated by Alden to be elected to the Board of Directors of ECC prior to the commencement of the tender offer for the Common Stock and the exchange offer for the Preferred Stock; provided that such right shall be without duplication of any right of Alden to otherwise nominate a director pursuant to the terms of the Preferred Stock.
     32. Upon completion of the Proposed Transaction, defendant Smulyan would hold substantially all of a new class of voting common stock of Emmis and defendant Smulyan and his affiliates will hold all of the outstanding common stock of JS Acquisition.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     33. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control, in addition to their collective duty of candor such that shareholders are provided with all information necessary for the shareholders to consider and vote on such a transaction on a fully informed basis, the Individual Defendants have an affirmative fiduciary obligation to act in the best interests of the Company’s shareholders, including the duty to negotiate and obtain for the shareholders maximum value for their property, namely, their shares. To diligently comply with these duties, the Individual Defendants may not take any action that:
(a)	adversely affects the value provided to the Company’s shareholders;

(b)	will discourage or inhibit alternative offers for a purchase of control of the Company or its assets that will maximize shareholder value;

(c)	contractually prohibits them from complying with their fiduciary duties; and/or

(d)	will provide the Board or the Company’s executives or other insiders with preferential treatment at the expense of, or separate from, Plaintiff and place their own pecuniary interests above those of the Company and/or its shareholders.
     34. In accordance with their duties of loyalty and good faith owed to the Plaintiff and the members of the Class, the Individual Defendants, as directors and/or officers of Emmis, are obligated to refrain from:
(a)	participating in any transaction where their loyalties are divided;

(b)	participating in any transaction where they are entitled to receive a personal financial benefit not equally shared by Plaintiff and the members of the Class; and/or

(c)	unjustly enriching themselves at the expense or to the detriment of Plaintiff and the members of the Class.
     35. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of Emmis. As a result of Defendants’ breaches of their fiduciary duties and the aiding and abetting those breaches, Plaintiff and the Class members will not receive maximized value for their Emmis stock in the Proposed Transaction.

     36. Additionally, in breach of its fiduciary duties, the Board did not make an adequate attempt to shop the Company before entering into the Proposed Transaction, even though defendant Smulyan is underpaying for Emmis and harming Emmis’s shareholders. Instead, Defendants chose to enhance their own financial position and that of Emmis’s senior management, including defendant Smulyan.
     37. Moreover, despite their fiduciary duties, the Company has failed to make disclosures regarding the determination of the price in the Proposed Transaction, what negotiations took place and what role the Company’s Board played in ensuring that a fair price is realized for Emmis’s stockholders. In fact, if the Company’s Board agrees to send the Proposed Transaction straight to the shareholders, there will be no publicly available written opinion by the Company’s financial advisor on whether the Proposed Transaction is fair to Emmis’s shareholders from a financial point of view. Absent full and complete disclosures, stockholders are deprived of material information necessary to assess their investments in the Company, and the process behind the Proposed Transaction is inherently unfair.
SELF DEALING
     Because of their positions with Emmis, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Emmis and especially the true value and expected increased future value of Emmis and its assets, which have not been properly disclosed to Plaintiff and the other members of the Class. Having made the decision that Emmis is for sale, the Individual Defendants have a duty to maximize the value Plaintiff and the other public shareholders of Emmis will receive for their property, their Emmis shares. Despite their duty to maximize shareholder value, the Board has demonstrated that it has material conflicts of interest and that the Individual Defendants are acting to better their own interests at the expense of Plaintiff and the other public shareholders of Emmis.
     38. The Press Release of the Proposed Transaction and the Letter of Intent reveal a clear conflict of interest for those directors who have a duty to act in the best interests of the Company’s shareholders, not themselves.
CLASS ACTION ALLEGATIONS
     39. Plaintiff brings this action pursuant to Rule 23 of the Indiana Rules of Trial Procedure individually and on behalf of all other current holders of Emmis’s common stock (except Defendants herein and any persons, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from Defendants’ wrongful actions, as more fully described herein (the “Class”).
     40. This action is properly maintainable as a class action for the following reasons:
          (a) The Class is so numerous that joinder of all members is impractical. As of January 10, 2010, and at all relevant times herein, Emmis had outstanding over 32,668,418 shares of Class A Common Stock, held by individuals and entities too numerous to bring separate actions. It is reasonable to assume that Emmis’s stockholders are geographically dispersed throughout the United States.
          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia,

•	whether the Individual Defendants breached their fiduciary duties by entering into the Proposed Transaction;

•	whether the agreement between Emmis, JS Acquisition, and Alden is lawful and valid;

•	whether the Individual Defendants breached their fiduciary duties by not adequately shopping around the Company before entering into the Proposed Transaction;

•	whether the Corporate Defendants aided and abetted the breach of fiduciary duties by the Individual Defendants;

•	whether the Individual Defendants put their own financial interests ahead of the interests of Emmis’s stockholders;

•	whether the Individual Defendants willfully and wrongfully failed to maximize shareholder value;

•	whether the Individual Defendants breached their fiduciary duties by allowing defendant Smulyan to undervalue Emmis and enter into the Proposed Transaction accepting a unfairly-priced deal to benefit themselves at the expense of the Company;

•	whether the Individual Defendants have fulfilled, or are capable of fulfilling, their fiduciary duties to Plaintiff and the other members of the Class, including its duties of fair dealing, fair price, loyalty, due care, and candor; and,

•	whether Defendants have disclosed all material facts in connection with the Proposed Transaction.

          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is a member of the Class, and Plaintiff’s claims are typical of the claims of the other members of the Class. Accordingly, Plaintiff is an adequate representative and will adequately protect the interests of the Class.
          (d) Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.
          (e) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
          (f) Plaintiff and the Class have suffered damages and will continue to suffer additional damages as a result of the acts and conduct of Defendants alleged herein.
          (g) The prosecution of separate actions would create the risk of inconsistent or varying adjudications which would establish incompatible standards of conduct for the Defendants, and/or adjudications which would as a practical matter be dispositive of the interests of other members of the Class.
FIRST COUNT
Breach of Fiduciary Duty Against The
Individual Defendants
     41. Plaintiff incorporates and adopts by reference herein each and every allegation set forth above as if fully set forth herein.
     42. The Individual Defendants, having made the decision that Emmis is for sale, assumed and owed fiduciary duties to Plaintiff and the other members of the

Class. In pursuing, negotiating and making disclosures to Plaintiff and Emmis’s other shareholders regarding the sale of the Company, the Individual Defendants have failed, and are continuing to fail, to act with the care an ordinarily prudent person in a like position (that of a director of a public company obligated to ensure that the shareholders (the Plaintiff and the other members of the Class) receive maximized value for their property (their Emmis shares)) would use under the same or similar circumstances.
     43. As alleged herein, having made the decision that Emmis is for sale, the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the members of the Class, including, but not limited to, failing to maximize the value that Plaintiff and the other members of the Class will receive for their Emmis shares. The Individual Defendants have initiated a process to sell Emmis that, in addition to failing to maximize shareholder value, vests the Individual Defendants with benefits that are not shared equally by Plaintiff and the other members of the Class. Moreover, the Individual Defendants failed to sufficiently inform themselves of Emmis’s value and/or disregarded the actual full value of the Company in an effort to benefit themselves or otherwise. In addition, the Individual Defendants have failed to fulfill their fiduciary duties to Plaintiff and the other members of the Class by failing to disclose to Plaintiff and the other members of the Class all material information necessary to allow Plaintiff and the other members of the Class to make an informed decision whether or not to vote in favor of the Proposed Transaction. The Individual Defendants have also breached their fiduciary duties of care, loyalty, candor and independence owed by each of the Individual Defendants to Plaintiff and each of the other members of the Class.

     44. Therefore, unless the Individual Defendants’ conduct is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class and will continue to further a process that inhibits the maximization of shareholder value for Plaintiff and the members of the Class and that prevents the disclosure of material information necessary for Plaintiff and the Class to assess and determine whether to vote in favor of the Proposed Transaction, all to the damage and detriment of Plaintiff and the other members of the Class.
     45. Plaintiff and the members of the Class have no adequate remedy at law.
SECOND COUNT
Aiding and Abetting the Board’s Breaches of Fiduciary Duty
Against The Corporate Defendants
     46. Plaintiff incorporates and adopts by reference herein each and every allegation set forth above as if fully set forth herein.
     47. The Corporate Defendants had actual knowledge of the Individual Defendants’ breaches of fiduciary duty as herein alleged and had actual knowledge that their conduct as herein alleged would further and enable such breaches of fiduciary duties by the Individual Defendants. Each of the Individual Defendants had actual knowledge of each of the other Individual Defendants’ breaches of fiduciary duties as herein alleged and had actual knowledge that their conduct as herein alleged would further and enable such breaches of fiduciary duties by the other Individual Defendants. The Corporate Defendants knowingly assisted, aided and encouraged the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, and the Corporate Defendants knowingly provided substantial assistance, aid and encouragement with regard thereto. The Individual Defendants’ breaches of fiduciary duties as alleged above would not have occurred without the knowing assistance, aid and encouragement of the Corporate Defendants and each of the Individual Defendants. In connection with discussions and negotiations regarding the Proposed Transaction, JS Acquisition and Alden obtained sensitive non-public information concerning Emmis’s operations and thus had the advantage to acquire the Company at a price not reflective of maximized shareholder value.
     48. As a result of the conduct of the Defendants as alleged herein, Plaintiff and the other members of the Class have been, and will in the future be, damaged by, among other things, not receiving maximized value for their Emmis’s shares and not being provided with all material information necessary to allow an informed decision regarding the disposition of their Emmis shares.
     49. Plaintiff and the members of the Class have no adequate remedy at law.
     WHEREFORE, as to both the First Count and the Second Count, Plaintiff demands relief, in her favor and in favor of the Class, and against the Defendants, as follows:
     (a) Declaring that this action is properly maintainable as a class action, certifying Plaintiff as a Class representative and certifying her counsel as class counsel;
     (b) Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable, and rescinding and invalidating any agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Transaction;

     (c) Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;
     (d) Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of, and that results in the maximization of shareholder value for the benefit of Emmis’s shareholders;
     (e) Imposing a constructive trust, in favor of Plaintiff and the Class upon any benefits improperly received by any of the Defendants as a result of their wrongful conduct;
     (f) As appropriate, an award of appropriate damages (including compensatory damages and punitive damages) against Defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;
     (g) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and/or
     (h) Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND
     Plaintiff demands a trial by jury.

DATED: April 27, 2010	Respectfully submitted,

KROGER GARDIS & REGAS, LLP

/s/ James A. Knauer

James A. Knauer, Attorney No. 5436-49
Jay P. Kennedy, Attorney No. 5477-49

Kroger, Gardis & Regas, LLP
111 Monument Circle, Suite 900
Indianapolis, Indiana 46204-5125
Telephone: (317) 692-9000
Facsimile: (317) 264-6832

BROWER PIVEN
A Professional Corporation
David A.P. Brower
488 Madison Avenue
Eighth Floor
New York, New York 10022
Telephone: (212) 501-9000
Facsimile: (212) 501-0300

BROWER PIVEN
A Professional Corporation
Charles J. Piven
1925 Old Valley Road
Stevenson, Maryland 21153
Telephone: (410) 332-0030
Facsimile: (410) 685-1300

Attorneys for Plaintiff